4-1-02

[redacted]

02027478

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________)

Materials Contained in this Report

English translations of the original Japanese-language documents filed with the Tokyo Stock Exchange with respect to the registrant's results of operations prepared in accordance with Japanese generally accepted accounting principles for the fiscal year ending March 31, 2002:

- FY2001 Annual Consolidated Financial Results
- FY2001 Annual Unconsolidated Financial Results
- FY2001 Annual Financial Summary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By: [signature]

Name: Hitoshi Owada

Title: Managing Director and
Senior Vice President,
Administration and Finance Division

Date: April 25, 2002

FY2001 Consolidated Financial Results
(Year ended March 31, 2002)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

April 25, 2002

Company name	: **Advantest Corporation** (URL http://www.advantest.co.jp/e/ir/index.html)
Stock exchanges on which shares are listed	: Tokyo Stock Exchange
Stock code number	: 6857
Location of principal office	: Tokyo Prefecture
Contact person	: Hitoshi Owada, Managing Director and Senior Vice President, Administration and Finance Division (03) 3342-7500
Date of board meeting for approving financial results	: April 25, 2002
Application of U.S. GAAP	: Not applied

1. Consolidated Results of FY2001 (April 1, 2001 through March 31, 2002)

(1) Consolidated Financial Results

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
FY2001	**95,244**	**(63.7)**	**(36,552)**	**-**	**(36,793)**	**-**
FY2000	262,214	56.9	72,613	74.2	74,373	80.2

	Net income		Net income per share (basic)	Net income per share (diluted)	Return on equity	Ratio of ordinary income to total assets	Ratio of ordinary income to net sales
	Million yen	%	Yen	Yen	%	%	%
FY2001	**(22,949)**	**-**	**(230.76)**	**-**	**(9.0)**	**(10.4)**	**(38.6)**
FY2000	47,073	110.5	473.60	472.54	18.9	20.2	28.4

Note 1: Equity in earnings of affiliates was -¥794 million in FY2001 and nil in FY2000.
Note 2: Average number of shares was 99,453,203 shares in FY2001 and 99,394,909 shares in FY2000.
Note 3: Certain changes in accounting policy were adopted in these periods.
Note 4: The percentages shown for net sales, operating income, ordinary income and net income are changes from the previous year.

(2) Consolidated Financial Position

	Total assets	Stockholders' equity	Stockholders' equity ratio	Stockholders' equity per share
	Million yen	Million yen	%	Yen
FY2001	**305,075**	**242,841**	**79.6**	**2,441.65**
FY2000	403,751	269,588	66.8	2,711.85

Note 1: Outstanding number of shares at end of year was 99,457,731 shares in FY2001 and 99,411,474 shares in FY2000.

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2001	**8,574**	**(18,586)**	**(9,015)**	**105,932**
FY2000	29,177	(16,301)	(9,675)	123,541

(4) Scope of Consolidation and Equity Method
Number of consolidated subsidiaries: 41
Number of unconsolidated subsidiaries: 0
Number of affiliates accounted for under the equity method: 1

(5) Changes in Scope of Consolidation and Equity Method
Consolidated subsidiaries
(Increase) 3
(Decrease) 5
Affiliates accounted for under the equity method
(Increase) 1
(Decrease) 0

2. Result Forecasts for FY2002 (April 1, 2002 through March 31, 2003)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2002 interim	**45,000**	**(5,000)**	**(3,000)**
FY2002	**110,000**	**0**	**0**

(Reference) Expected net income per share for the fiscal year: ¥0.00

Cautionary Statement with Respect to Forward-Looking Statements

This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's registration statement on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Management Policy

Advantest's Basic Management Policy

It is Advantest's mission to support leading-edge technology at its forefront. Increasing corporate value, improving shareholder and customer satisfaction and achieving excellence are the basic elements of its management policy.

Business Strategy

Advantest seeks to increase customer satisfaction and improve results by means of a management structure which is responsive to market changes, early development of key future technologies and timely customer solutions under the concept of "GET solution".[1]

In addition, Advantest began listing on the New York Stock Exchange on September 17, 2001. Advantest hopes this listing will facilitate its overseas business activities, particularly in the U.S., and will seek to strengthen its investor relations and disclosure efforts and increase public recognition of the company.

On October 1, 2001, Advantest launched a company-wide initiative called "Initiative 21." This initiative seeks to promote effective ideas and strategies at all levels of the company, from the sales, development and manufacturing to maintenance and administrative divisions, in order to improve the company's competitiveness. Through the efforts of each and every employee in accepting new challenges, Advantest seeks to achieve further growth while fulfilling its social mission. This initiative will continue through 2004, the year that marks the company's 50th anniversary.

Target Financial Index

Advantest uses "AVA" (Advantest Value Added), a financial index incorporating such indexes as profit margin, ROE, cash flow and EVA (Economic Value Added)[2], to measure its business performance. Advantest seeks to increase its corporate value and shareholder value by setting a minimum target rate for AVA at 8% and targeted a return on investment of at least 12% in the medium term.

Basic Policy on Distribution of Profits

Advantest thinks that the foundation for shareholder value lies in the long-term and continuous growth of corporate value.

With respect to the direct distribution of profits, Advantest has adopted a policy of maintaining stable dividend distribution.

Retained profits are invested in new businesses, research and development, cost-cutting efforts and overseas expansion to provide for the improvement of our business position and corporate value.

Advantest's Views and Policies on Lowering its Investment Unit

In formulating its capital plans, Advantest has long recognized the importance of increasing the liquidity of its shares on the market, promoting long-term and stable holding of its shares among investors and obtaining a larger investor base. Back in 1995, the company reduced the minimum investment unit for its shares from 1000 to 100 shares.

Since the company considers the current liquidity level of its shares to be sufficient and expects that any further reduction of its investment unit would incur significant costs, it is cautious about implementing any such further reductions and will do so only after considering such factors as prevailing market conditions, business performance and share prices.

---

1 GET solution (Globally Enabled Total solution) is Advantest's service-based business designed to provide a set of comprehensive solutions to issues ranging from the design to product delivery of semiconductors.

2 "EVA" is the registered trademark of Stern Steward & Co.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Business Results and Financial Condition

(1) Business Results

Overall FY2001 Results

During the past fiscal year, the global economy stagnated due to uncertainties caused by the general recession triggered by the slowdown in the U.S. IT market and the aftershocks of the September terrorist attacks in the U.S. Early in 2002, inventory levels in the U.S. began to adjust and the U.S. economy showed increasing signs of bottoming out, triggering preliminary signs of recovery in certain parts of Europe and Asia. In Japan, even though prospects improved slightly in sectors such as semiconductors and electronics, where export levels improved, the outlook remained stark as domestic demand remained weak.

The electronics industry, in which Advantest operates, has not yet reached previous investment levels, as the worldwide IT investment slowdown negatively affected performance at both Japanese and overseas semiconductor makers and caused them to put their capital expenditures on hold.

Advantest sought to cope with these market conditions through the timely introduction of new products and by increasing customer satisfaction, but orders and sales remained weak due to significant investment cuts by customers.

To deal with these difficult economic conditions, Advantest worked to implement various emergency measures such as reducing expenses (including lower remuneration for board directors), curbing capital expenditures, and temporarily suspending factory operations. At the same time, to ensure long-term reductions to its fixed costs, Advantest also proceeded with various structural reforms such as the merging or closing of certain business operations, branch offices and subsidiaries, the lowering of manufacturing costs via standardization of product parts and designs and streamlining of product lines, and the reducing of its workforce. Furthermore, Advantest performed write-downs on inventories for products that were discontinued due to a sharp fall in demand or the introduction of successor products.

As a result, incoming orders was ¥65.4 billion (down 75.1% from the previous year), net sales was ¥95.2 billion (down 63.7%), ordinary loss was ¥36.7 billion and net loss was ¥22.9 billion. In addition, overseas sales as a percentage of total sales was 60.4%, as compared to 70.9% in the previous fiscal year.

<Results by Segment>

- Automatic Test Equipment Segment

Turning away from the solid performance of the previous fiscal year, the semiconductor industry experienced excessive inventory and over-supply caused by the rapid drop in demand, which led to significant decreases in worldwide investment levels. Depression in the memory market, in particular, caused some leading semiconductor manufacturers to pull out from the DRAM market. As a result, the automatic test equipment segment suffered significantly poor results. Beginning in the second half of the fourth quarter, however, there was increasing interest in SoC (System-on-a-Chip) testers and LCD driver testers for digital consumer products. Memory test systems also attracted a higher level of inquiries as DRAM prices began to recover.

In the area of memory testers, Advantest began shipping the T5375, a backend flash memory and front-end DRAM tester optimized for 300mm wafers. Advantest also began shipping the T5771, a front-end tester capable of testing flash memory at eight times the throughput of previous models.

In the area of SoC testers, Advantest began shipping the T6673 and T6683, which function at test speeds of 500MHz and 1GHz respectively. These testers feature significantly improved mixed signal capability for the mass production of increasingly complex and multi-functional next-generation devices.

The T6371, a new test system for LCD driver IC's, attracted a large number of inquiries due to strong sales of LCD related devices.

As a result of the above, incoming orders in the automatic test equipment segment was ¥49.0 billion (down 78.1% from the previous fiscal year) and net sales was ¥74.2 (down 67.3%). In addition, overseas sales as a percentage of total sales dropped to 68.6% from 77.4% in the previous fiscal year due to significantly depressed sales in Asia, particularly to test houses in Taiwan.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

- Measuring Instrument Segment

In the wireless communications market, the R3100 series, which are spectrum analyzers for wireless LAN, experienced strong sales. On the other hand, the spectrum analyzer R3200 series faced significantly reduced demand as the installation of base stations for 3G (third generation)[3] mobile network in Japan approached completion. In addition, there was decreased demand for the network analyzer R3700 series designed for testing high frequency parts for the 3G technologies.

In the optical communications market, optical power meters used to test commercial optical parts recorded solid sales. However, reacting to the excessive capital investments made during the IT bubble in the previous fiscal year, this market still showed no sign of recovery, resulting in a significant decrease in demand for bit-error rate test systems for the fiber-optic digital transmission market, optical network analyzers, optical spectrum analyzers and ondometers used for testing fiber-optic parts, and coherent optical time domain reflectometers used in the rollout of undersea fiber-optic cables.[4]

As a result of the above, incoming orders in the measuring instrument segment was ¥16.4 billion (down 57.3% from the previous fiscal year) and net sales was ¥ 21.0 billion (down 39.9%). Overseas sales as a percentage of total sales was 31.3% as compared to 28.7% in the previous fiscal year.

<Research and Development>

In order to achieve the company's mission of supporting leading-edge technology with state-of-the-art developments, Advantest conducts research and development of products that are important for its future business in testing technologies that support the electronics, communications and semiconductor manufacturing industries.

Advantest conducts research and development through its internal research division as well as domestic and overseas development subsidiaries including Advantest Laboratories Ltd. Research and development activities that took place in the fiscal year ended March 31, 2002 are detailed by operating segment below. Research and development expenses were ¥26.7 billion (or 28.1% of net revenues) in the year ended March 31, 2002.

- Automatic Test Equipment Segment

In the area of memory testers, Advantest developed the T5375, a system used in the front-end testing of DRAM and backend testing of flash memory under mass production, and capable of testing 128 devices simultaneously at 143 or 286 MHz. Advantest also developed the T5771, a low-cost and high-throughput test system used in the front-end testing of flash memory that is capable of testing 128 devices simultaneously. Furthermore, Advantest developed the T5571ES for personal use, which offers the functionality of the T5771 while featuring reduced cost, size, power requirement and noise level.

In the area of SoC testers, Advantest developed the T6673, which features significantly improved mixed signal capability for the mass production of increasingly complex and multi-functional next-generation devices and is capable of testing a maximum of 1024 pins at 500MHz. Advantest also developed the high-end T6683 SoC test system capable of testing devices with higher speed and pin count.

In the area of handlers, Advantest developed and expanded its add-on component line-up focusing particularly on the M4541A/AD high-throughput universal logic handlers. Advantest is also developing logic handlers with cooling functionalities to add to the M45 product series.

In the area of applied nanotechnology systems, Advantest developed the F5112 electronic beam lithography system for the research and mass production of next-generation devices based on design rules of 0.13 micron or under. In addition to next generation SoCs, the F5112 is expected to be used in applications such as the testing of next generation magnetic disk heads (GMR heads) and high-speed communication devices (GaAs devices).

---

3 The collective term used to refer to third generation W-cdma and cdma2000 protocols.

4 Optical time domain reflectometer detects breakage or damage in optic fiber.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

For the purpose of pattern inspection, Advantest is currently developing an automatic pattern measuring system, the E3410, which is capable of inspecting process dimensions at the nanometer level during the process testing of SAW filters.

- Measuring Instrument Segment

With respect to wireless communications, Advantest developed the R4870 for the Bluetooth market. The Bluetooth technology enables electronic devices to interconnect wirelessly. Based on Advantest's proprietary WMT platform[5], the R4870 is a dedicated tester that tests both the wireless characteristics and interconnectivity of modules and add-on chips for compliance with standards established by the relevant standards organization.

With respect to mobile communications, Advantest developed software for the R3562 and R3200 series to evaluate and analyze the transmission and reception characteristics of the cdma2000 and HDR protocols used in IMT2000.[6] With respect to high-frequency components, Advantest developed the R3860, an 8GHz RF component analyzer based on the WMT platform which is compatible with high port counts and capable of testing at the world's fastest speed (10 microsecond per point).

As for optical communications, Advantest developed the Q8331 multi-wavelength meter for simultaneous high-speed testing of multiplexed optical signals during the production and development of D-WDM (Dense Wavelength Division Multiplexing) systems. Furthermore, Advantest developed the Q7607 optical chirp test set for the next generation optical communications market, whose networks are expected to reach the high-capacity and extremely high speed of 40Gbps. The Q7607 is capable of quickly detecting shifts in frequency of optical pulses with data rates of up to 50Gbps. In addition, Advantest is currently developing a 50Gbps bit error rate test system for the next generation 40Gbps optical communications market.

- Advantest Laboratories Ltd.

Advantest Laboratories developed a prototype compact monitoring device that considerably facilitates ultra-sensitive detection of organic contaminants, which adversely affect the reliability and production yield of semiconductor production facilities. With respect to the testing of signal jitters that pose reliability problems for high-speed communications, Advantest Laboratories developed a new method that enables testing of bit error rate and jitter resistance at higher speed than existing methods.

<Capital Expenditures>

Advantest invested a total of ¥14.4 billion in capital expenditures, primarily in the development of new products, streamlining of production and energy conservation. In April 2001, Advantest completed construction of the second building of its Gunma R&D Center, construction of which commenced in the previous fiscal year. In addition, Advantest commenced construction of its Northern Kyushu R&D Center in July 2001 and expects to complete construction in June 2002.

<Distribution of Profits>

In accordance with the profit distribution policy described above, Advantest paid a dividend of ¥25 per share for the six months ended September 30, 2001. In consideration of current economic conditions, however, Advantest expects to propose to the 60th general shareholders' meeting a year-end dividend of ¥15 per share, amounting to a fiscal-year total of ¥40 per share.

Prospects for the Upcoming Fiscal Year

In the medium and long term, Advantest expects increased investment in high-speed and high-capacity terabit networks as ADSL and other broadband services, digital television and digital consumer devices such as PDA's increase in popularity.

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5 WMT (Wizard of Module Test) platform is a shared platform developed by Advantest that permits customization for specific applications by adding blocks and modules necessary for testing.

6 "IMT2000" -- International Mobile Telecommunications 2000. The third generation of digital mobile communication technology.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Advantest will continue its timely introduction of new products, including test systems for next generation semiconductors and measuring instruments for new communication protocols, and will further develop its solutions business.

While the U.S. economy is expected to recover during the upcoming fiscal year, Advantest expects consumer demand in Japan to remain weak as the domestic recession continues.

In the electronics industry, semiconductor and communications equipment makers are expected to continue capital spending cuts. Demand is expected to recover no sooner than the second fiscal half.

To cope with stagnant economic conditions, Advantest will continue its cost-cutting efforts throughout the group and seek ways to improve profitability.

- Automatic Test Equipment Segment

In the semiconductor industry, demand is expanding as the transition of computer memory toward high-performance DDR chips is underway. Furthermore, demand for SoC for digital consumer products is expected to increase. As a result, Advantest anticipates memory test systems and SoC test systems to recover in the second fiscal half. Advantest also expects an increase in overseas demand for application specific SoC testers, such as LCD driver test systems and RF test systems.

- Measuring Instrument Segment

With respect to wireless communications, Advantest anticipates increased demand due to capital spending on wireless LAN and the installation of 3G base stations in Asia. Nonetheless, Advantest does not expect a full-scale recovery until the second fiscal half due to delays in the transition to 3G networks in North America and Europe.

With respect to optical communications, Advantest expects weak overall demand despite improving prospects for commercial fiber-optic parts, as capital expenditures showed no sign of recovery, particularly in North America.

As a result of the above, net sales is expected to be ¥110.0 billion (up 15.5% from the past fiscal year) while ordinary income and net income are expected to be zero.

Furthermore, net sales is expected to be ¥88.0 billion (up 18.6%) in the automatic test equipment segment and ¥22.0 billion (up 4.6%) in the measuring instrument segment.

<Profit Distribution Forecast>

As described above, the upcoming fiscal year will continue to be characterized by harsh economic conditions. In accordance with the profit distribution policy described above, Advantest intends to continue its stable dividend distribution, and expects to distribute a dividend of ¥40 per share for the upcoming fiscal year (of which ¥20 per share will be distributed as the interim dividend).

(2) Financial Condition

Cash and cash equivalents as of March 31, 2002 was ¥105.9 billion, a decrease of ¥17.6 billion from the previous year. Significant cash flows during the year ended March 31, 2002 are described below.

Cash flows from operating activities increased by ¥8.5 billion. Cash flows from operating activities was comprised primarily of revenues from the collection of trade account receivables (¥72.1 billion), payment of trade account payables (¥34.3 billion) and payment of income taxes for the previous fiscal year (¥27.7 billion).

Cash flows from investing activities decreased by ¥18.5 billion, which was primarily attributable to capital expenditure (¥15.5 billion) including the construction of a second building at the Gunma R&D Center (¥1.5 billion) and the construction of the Northern Kyushu R&D Center (¥1.0 billion).

Cash flows from financing activities decreased by ¥9.0 billion, which was primarily attributable to the redemption of the first series of warrant bonds (¥4.3 billion) and the distribution of dividends (¥4.9 billion).

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Balance Sheets

(In million yens)

	FY2000 (As of March 31, 2001)		FY2001 (As of March 31, 2002)	
	Amount	Percent-age	Amount	Percent-age
(Assets)		%		%
I Current assets				
1. Cash and deposits	123,541		105,932	
2. Trade notes and accounts receivable	105,427		33,729	
3. Inventories	81,768		52,887	
4. Deferred tax assets	13,013		16,178	
5. Other	5,303		3,098	
Allowance for doubtful accounts	(1,206)		(533)	
Total current assets	327,847	81.2	211,294	69.3
II Noncurrent assets				
(1) Property, plant and equipment				
1. Buildings and structures	18,923		22,700	
2. Machinery and delivery equipment	6,961		6,734	
3. Tools and furniture	7,087		8,791	
4. Land	17,976		18,500	
5. Construction in progress	3,791		1,491	
Total property, plant and equipment	54,741	13.6	58,218	19.1
(2) Intangible fixed assets	6,681	1.6	6,789	2.2
(3) Investments and other assets				
1. Investment in securities	6,422		8,244	
2. Long-term loans	197		138	
3. Deferred tax assets	5,265		17,693	
4. Other	2,595		2,696	
Total investments and other assets	14,480	3.6	28,773	9.4
Total noncurrent assets	75,903	18.8	93,780	30.7
Total assets	403,751	100.0	305,075	100.0

(Note) Property, plant and equipment

Accumulated depreciation	58,214 million	62,402 million

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(In million yens)

	FY2000 (As of March 31, 2001) Amount	FY2000 Percentage	FY2001 (As of March 31, 2002) Amount	FY2001 Percentage
(Liabilities)		%		%
I Current liabilities				
1. Notes and accounts payable	38,715		4,441	
2. Current installments of bonds	4,300		–	
3. Income tax payable	26,940		678	
4. Deferred tax liabilities	47		101	
5. Allowance for product warranty	6,721		2,836	
6. Other	19,088		15,064	
Total current liabilities	95,813	23.7	23,122	7.6
II Noncurrent liabilities				
1. Bonds	26,700		26,700	
2. Long-term borrowings	211		168	
3. Deferred tax liabilities	311		445	
4. Allowance for retirement benefits	8,995		9,322	
5. Allowance for officers' retirement benefits	951		1,083	
6. Consolidation adjustments	33		15	
7. Other	1,050		1,103	
Total noncurrent liabilities	38,254	9.5	38,838	12.7
Total liabilities	134,067	33.2	61,960	20.3
(Minority interests)				
Minority interests	94	0.0	273	0.1
(Stockholders' equity)				
I Common stock	32,206	8.0	32,362	10.6
II Additional paid-in capital	32,801	8.1	32,973	10.8
III Consolidated retained earnings	209,453	51.9	181,246	59.4
IV Net unrealized holding gains on other securities	332	0.1	11	0.0
V Translation adjustments	(2,782)	(0.7)	(1,318)	(0.4)
	272,010	67.4	245,275	80.4
VI Treasury stock	(2,421)	(0.6)	(2,434)	(0.8)
Total stockholders' equity	269,588	66.8	242,841	79.6
Total liabilities, minority interests and stockholders' equity	403,751	100.0	305,075	100.0

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

(In million yens)

	FY2000 [April 1, 2000 through March 31, 2001]			FY2001 [April 1, 2001 through March 31, 2002]		
	Amount		Percent-age	Amount		Percent-age
			%			%
I Net sales		262,214	100.0		95,244	100.0
II Cost of sales		127,352	48.6		76,311	80.1
Gross profit		134,861	51.4		18,932	19.9
III Selling, general and administrative expenses		62,248	23.7		55,485	58.3
Operating income		72,613	27.7		(36,552)	(38.4)
IV Non-operating income						
1. Interest income	823			562		
2. Dividends income	34			157		
3. Amortization of consolidation adjustments	9			36		
4. Miscellaneous income	2,506	3,373	1.3	1,587	2,345	2.5
V Non-operating expenses						
1. Interest expenses	618			516		
2. Equity in losses of affiliates	—			794		
3. Miscellaneous expenses	995	1,613	0.6	1,274	2,585	2.7
Ordinary income		74,373	28.4		(36,793)	(38.6)
VI Extraordinary gains						
Transitional gains from change of accounting for retirement benefits	1,565	1,565	0.6	—	—	—
Income before income taxes and minority interests in consolidated subsidiaries		75,938	29.0		(36,793)	(38.6)
Income taxes	36,429			1,233		
Income taxes - deferred	(7,576)	28,852	11.0	(15,158)	(13,924)	(14.6)
Less: minority interests in consolidated subsidiaries		12	0.0		80	0.1
Net income		47,073	18.0		(22,949)	(24.1)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Retained Earnings

(In million yens)

	FY2000 interim [April 1, 2000 through March 31, 2001]		FY2001 interim [April 1, 2001 through March 31, 2002]	
	Amount		Amount	
I Consolidated retained earnings at beginning of year		167,065		209,453
II Decrease in consolidated retained earnings				
1. Dividends	4,472		4,971	
2. Bonuses to directors	200		270	
3. Bonuses to corporate auditors	13	4,685	15	5,256
III Net income		47,073		(22,949)
IV Consolidated retained earnings at end of year		209,453		181,246

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows

(In million yens)

	FY2000 [April 1, 2000 through March 31, 2001]	FY2001 [April 1, 2001 through March 31, 2002]
	Amount	Amount
I Cash flows from operating activities		
Income before income taxes and minority interests in consolidated subsidiaries	75,938	(36,793)
Depreciation and amortization	9,654	10,919
Amortization of consolidation adjustments	(9)	(18)
Increase (decrease) in allowance for doubtful accounts	481	(673)
Increase (decrease) in allowance for retirement benefits	(13)	319
Increase in allowance for officers' retirement benefits	94	132
Interest and dividends income	(858)	(719)
Interest expenses	618	516
Foreign exchange gain or loss	(749)	(810)
Gain (loss) on sale of securities	8	0
Gain (loss) on sale of investment securities	-	(22)
Gain (loss) on sale of property, plant and equipment	(43)	(147)
Loss on disposal of property, plant and equipment	161	342
Decrease (increase) in trade receivable	(28,093)	72,155
Decrease (increase) in inventories	(26,644)	29,143
Increase (decrease) in trade payable	8,877	(34,314)
Decrease (increase) in consumption taxes receivable	(213)	262
Bonuses to officers	(213)	(285)
Other	10,353	(3,771)
Subtotal	**49,349**	**36,236**
Interest and dividends received	698	598
Interest paid	(719)	(529)
Income taxes paid	(20,151)	(27,731)
Cash flows from operating activities	**29,177**	**8,574**

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	FY2000 [April 1, 2000 through March 31, 2001]	FY2001 [April 1, 2001 through March 31, 2002]
	Amount	Amount
II Cash flows from investing activities		
Acquisition of property, plant and equipment	(12,280)	(13,175)
Proceeds from sale of property, plant and equipment	271	644
Acquisition of intangible fixed assets	(3,901)	(2,373)
Acquisition of investment securities	(426)	(2,228)
Proceeds from sale of investment securities	17	38
Payments for loans	(48)	(4)
Proceeds from collection of loans	2	59
Acquisition of equity method affiliates	-	(1,425)
Other	64	(122)
Cash flows from investing activities	**(16,301)**	**(18,586)**
III Cash flows from financing activities		
Repayments on short-term borrowings	(129)	0
Repayments on long-term borrowings	(67)	(43)
Proceeds from issuance of bonds	4,500	-
Redemption of bonds	(10,000)	(4,300)
Proceeds from issuance of shares	346	308
Acquisition of treasury stock	(226)	(43)
Proceeds from sale of treasury stock	377	31
Dividends paid	(4,471)	(4,968)
Dividends paid to minority shareholders	(5)	(1)
Cash flows from financing activities	**(9,675)**	**(9,015)**
IV Net effect of exchange rate changes on cash and cash equivalents	1,888	1,418
V Net increase (decrease) in cash and cash equivalents	**5,089**	**(17,609)**
VI Cash and cash equivalents at beginning of year	**118,452**	**123,541**
VII Cash and cash equivalents at end of year	**123,541**	**105,932**

Notes to the Consolidated Financial Statements

1. Scope of consolidation and application of the equity method

		FY2000	FY2001	Increase (decrease)
	Domestic	24	23	(1)
	Overseas	19	18	(1)
Consolidated subsidiaries		43	41	(2)
Equity method affiliates		0	1	1

(1) Changes

Consolidated subsidiaries	Newly included (3):	Advantest Academy Advantest Taiwan Engineering Inc. Advantest America Design Center, Inc.
	Excluded (5):	Advantest Technologies Co., Ltd. Advantest Components Co., Ltd. ACT Advanced Circuit Testing GmbH Advantest Europe Corporation (Holding) GmbH Advantest Test Engineering Solutions GmbH
Equity method affiliates	Newly included (1):	Japan Engineering Co., Ltd.

2. Accounting policies

Changes in accounting policies:

Allowance for doubtful accounts:

To prepare for credit losses on accounts receivables and loans, etc., allowances equal to the estimated amount of uncollectible receivables is provided for general receivables based on historical write-off ratio, and for bad receivables based on case-by-case determination of collectibility.

(Change in accounting policy)

Allowance for doubtful accounts for general receivables was determined in the past using percentages set by the company. After reviewing the status of the company's transactions, the company believes that the risk of credit losses for this category of receivables is low. It has therefore adopted the use of historical write-off ratio for the determination of the amount of allowance for doubtful accounts to be provided.

The impact of this change on the consolidated financial statements and segment information is insignificant.

There was no other change in accounting policies apart from the above on allowance for doubtful accounts.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

1. Business Segment Information

(In million yens)

		FY2000	%	FY2001	%	Percentage change	%
Measuring Instrument Segment	Sales to unaffiliated customers	35,012	-	21,038	-	(13,974)	(39.9)
	Intersegment sales	-	-	-	-	-	-
	Net sales	35,012	100.0	21,038	100.0	(13,974)	(39.9)
	Operating expenses	28,420	81.2	28,904	137.4	484	1.7
	Operating income (loss)	6,592	18.8	(7,866)	(37.4)	(14,458)	-
	Assets	33,958		19,908		(14,050)	(41.4)
	Depreciation and amortization	677		1,105		428	63.2
	Capital expenditure	1,627		1,935		308	18.9
Automatic Test Equipment Segment	Sales to unaffiliated customers	227,201	-	74,205	-	(152,996)	(67.3)
	Intersegment sales	-	-	-	-	-	-
	Net sales	227,201	100.0	74,205	100.0	(152,996)	(67.3)
	Operating expenses	150,612	66.3	93,721	126.3	(56,891)	(37.8)
	Operating income (loss)	76,589	33.7	(19,515)	(26.3)	(96,104)	-
	Assets	227,371		146,529		(80,842)	(35.6)
	Depreciation and amortization	6,941		7,598		657	9.5
	Capital expenditure	9,439		7,718		(1,721)	(18.2)
Elimination and corporate	Sales to unaffiliated customers	-	-	-	-	-	-
	Intersegment sales	-	-	-	-	-	-
	Net sales	-	-	-	-	-	-
	Operating expenses	10,568	-	9,171	-	(1,397)	-
	Operating income (loss)	(10,568)	-	(9,171)	-	1,397	-
	Assets	142,420		138,636		(3,784)	(2.7)
	Depreciation and amortization	1,987		2,195		208	10.5
	Capital expenditure	5,114		4,793		(321)	(6.3)
Consolidated	Sales to unaffiliated customers	262,214	-	95,244	-	(166,970)	(63.7)
	Intersegment sales	-	-	-	-	-	-
	Net sales	262,214	100.0	95,244	100.0	(166,970)	(63.7)
	Operating expenses	189,601	72.3	131,797	138.4	(57,804)	(30.5)
	Operating income (loss)	72,613	27.7	(36,552)	(38.4)	(109,165)	-
	Assets	403,751		305,075		(98,676)	(24.4)
	Depreciation and amortization	9,606		10,900		1,294	13.5
	Capital expenditure	16,181		14,447		(1,734)	(10.7)

(Notes) 1. General corporate operating expenses included under "elimination and corporate" was ¥10,568 million in FY2000 and ¥9,171 million in FY2001. This includes primarily basic research expenses and expenses of the administrative operations of the headquarters.

2. Corporate assets included under "elmination and corporate" was ¥142,420 million in FY2000 and ¥138,636 million in FY2001. This includes primarily cash and deposits, investment securities and corporate properties of Advantest Corporation.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Geographic Segment Information

(In million yens)

		FY2000	%	FY2001	%	Change from previous year	%
Japan	Sales to unaffiliated customers	124,792	-	53,137	-	(71,655)	(57.4)
	Intersegment sales	108,958	-	27,173	-	(81,785)	(75.1)
	Net sales	233,751	100.0	80,310	100.0	(153,441)	(65.6)
	Operating expenses	167,649	71.7	112,450	140.0	(55,199)	(32.9)
	Operating income (loss)	66,102	28.3	(32,140)	(40.0)	(98,242)	-
	Assets	225,947		130,600		(95,347)	(42.2)
North America	Sales to unaffiliated customers	40,360	-	18,291	-	(22,069)	(54.7)
	Intersegment sales	3,059	-	2,751	-	(308)	(10.1)
	Net sales	43,419	100.0	21,043	100.0	(22,376)	(51.5)
	Operating expenses	37,279	85.9	20,998	99.8	(16,281)	(43.7)
	Operating income (loss)	6,140	14.1	44	0.2	(6,096)	(99.3)
	Assets	23,949		20,498		(3,451)	(14.4)
Europe	Sales to unaffiliated customers	16,149	-	8,676	-	(7,473)	(46.3)
	Intersegment sales	955	-	902	-	(53)	(5.5)
	Net sales	17,104	100.0	9,579	100.0	(7,525)	(44.0)
	Operating expenses	14,875	87.0	9,421	98.4	(5,454)	(36.7)
	Operating income (loss)	2,229	13.0	157	1.6	(2,072)	(93.0)
	Assets	8,108		7,991		(117)	(1.4)
Asia	Sales to unaffiliated customers	80,911	-	15,138	-	(65,773)	(81.3)
	Intersegment sales	3,978	-	2,917	-	(1,061)	(26.7)
	Net sales	84,889	100.0	18,056	100.0	(66,833)	(78.7)
	Operating expenses	73,705	86.8	15,869	87.9	(57,836)	(78.5)
	Operating income	11,184	13.2	2,186	12.1	(8,998)	(80.5)
	Assets	52,586		31,390		(21,196)	(40.3)
Elimation and corporate	Sales to unaffiliated customers	-	-	-	-	-	-
	Intersegment sales	(116,952)	-	(33,744)	-	83,208	-
	Net sales	(116,952)	-	(33,744)	-	83,208	-
	Operating expenses	(103,908)	-	(26,943)	-	76,965	-
	Operating income (loss)	(13,043)	-	(6,801)	-	6,242	-
	Assets	93,158		114,594		21,436	23.0
Consolidated	Sales to unaffiliated customers	262,214	-	95,244	-	(166,970)	(63.7)
	Intersegment sales	-	-	-	-	-	-
	Net sales	262,214	100.0	95,244	100.0	(166,970)	(63.7)
	Operating expenses	189,601	72.3	131,797	138.4	(57,804)	(30.5)
	Operating income (loss)	72,613	27.7	(36,552)	(38.4)	(109,165)	-
	Assets	403,751		305,075		(98,676)	(24.4)

Note 1. General corporate operating expenses included under "elimination and corporate" was ¥11,020 million in FY2000 and ¥9,337 million in FY2001. This includes primarily basic research expenses and expenses of the administrative operations of the headquarters.

2. Corporate assets included under "elmination and corporate" was ¥140,005 million in FY2000 and ¥138,552 million in FY2001. This includes primarily cash and deposits, investment securities and corporate properties of Advantest Corporation.

3. Overseas Sales

(In million yens)

	FY2000	%	FY2001	%	Change from previous year	%
North America	40,121	15.3	19,143	20.1	(20,978)	(52.3)
Europe	13,944	5.3	8,284	8.7	(5,660)	(40.6)
Asia	131,844	50.3	30,068	31.6	(101,776)	(77.2)
Overseas total	185,910	70.9	57,495	60.4	(128,415)	(69.1)
Japan	76,303	29.1	37,748	39.6	(38,555)	(50.5)
Consolidated	262,214	100.0	95,244	100.0	(166,970)	(63.7)

Business Organization


Customers and Distributors
Automatic Test Equipment Segment
All Segments
Measuring Instrument Segment
Advantest Corporation
Manufacturing Companies
Advanelectron Co., Ltd.
Advanmechatec Co., Ltd.
Advantest DI Corporation
Engineering Service Companies
Advantest Development Corp.
Advantest Tokyo Systems Co., Ltd.
Advantest Tohoku Systems Co., Ltd.
Advantest Kansai Systems Co., Ltd.
Advantest Kyushu Systems Co., Ltd.
Manufacturing and Sales
Japan Engineering Co., Ltd. *
Sales Company
Advantest Business Corporation
Sales Companies
Advantest America, Inc.
Advantest (Europe) GmbH
Advantest (Singapore) Pte. Ltd.
Advantest Taiwan Inc.
Engineering Service Companies
Advantest Taiwan Engineering Inc.
Advantest Test Engineering Corporation
Advantest Korea Co., Ltd.
Advantest (Malaysia) Sdn. Bhd.
Advantest Philippines, Inc.
Advantest (Suzhou) Co., Ltd.
Manufacturing Company
Advantest Engineering (M) Sdn. Bhd.
Development Company
Advantest America R&D Center, Inc.
Research and Development Company
Advantest Laboratories Ltd.
Leasing Company
Advantest Finance, Inc.
Used Product Sales Company
Electronic Retrofit Corporation
Engineering Service Company
Advantest Customer Engineering Corporation
Manufacturing Company
Advanmicrotech Co., Ltd.
Logistics Company
Advantest Logistics Corporation
Service and others
Advanfacilities Co., Ltd.
Advantest Technical Information Service Co., Ltd.
Advantest Analysis Laboratory Ltd.
Advantest Staff Resource Corporation
Advantest Media Service Co., Ltd.
Advantest Academy
Regional Supervisory Companies
Advantest America Corporation (Holding Co.)
Advantest Asia Pte. Ltd.
Service and others
Advantest International Europe B.V.
Advantest Finance UK Limited
Manufacturing Companies
Advantest Instruments Corporation
Advantest AD Co., Ltd.
Development Companies
Advantest Europe R&D S.A.R.L.
Advantest America Design Center, Inc.
Domestic
Overseas

With asterisk: Equity method company (1)
Without asterisk: Consolidated subsidiaries (23 domestic; 18 overseas; 41 total)
←: Main flow of products and services

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Securities and Derivative Transactions

Securities

1. Other securities with fair value

(In million yens)

	FY2000 (As of March 31, 2001)			FY2001 (As of March 31, 2002)		
	Cost	Carrying amount on consolidated balance sheet	Difference	Cost	Carrying amount on consolidated balance sheet	Difference
Securities carried on the consolidated balance sheet above cost						
(1) Stocks	1,188	2,221	1,032	345	805	460
Subtotal	1,188	2,221	1,032	345	805	460
Securities carried on the consolidated balance sheet below cost						
(1) Stocks	1,881	1,428	(453)	1,358	974	(384)
Subtotal	1,881	1,428	(453)	1,358	974	(384)
Total	3,070	3,650	579	1,704	1,780	75

2. Securities sold in the year ended March 31, 2002

(In million yens)

Proceeds from sale	Gross realized gain on sale	Gross realized loss on sale
13	2	-

3. Securities not practicable to estimate fair value

(In million yens)

	FY2000 (As of March 31, 2001)	FY2001 (As of March 31, 2002)
	Carrying amount on consolidated balance sheet	Carrying amount on consolidated balance sheet
Other securities		
Unlisted stocks (excluding stocks traded over the counter)	2,771	5,515

The contract amount, fair value and gain (loss) on revaluation of derivative transactions

1. Foreign currency related

(In million yens)

	FY2000 (As of March 31, 2001)			FY2001 (As of March 31, 2002)		
	Contract amount	Fair value	Gain (loss) on revaluation	Contract amount	Fair value	Gain (loss) on revaluation
Foreign exchange forward contracts	5,105	5,170	(65)	1,845	1,860	(14)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Retirement Benefits)

1. Summary of retirement benefit plans

Advantest Corporation and its consolidated domestic subsidiaries provide their employees with certain types of defined retirement benefit plans—employees' welfare pension fund, tax-qualified pension plan and lump-sum retirement benefits plan. Some of Advantest's consolidated overseas subsidiaries provide defined retirement benefits. The employees' welfare pension fund for Advantest Corporation and its domestic consolidated subsidiaries was established in July, 1985. Approximately 70% of the retirement benefits was transferred to the fund beginning in July, 1985.

2. Retirement benefit obligations and details (In million yens)

		FY2000 (as of March 31, 2001)	FY2001 (as of March 31, 2002)
(1)	Retirement benefit obligations	(33,502)	(38,462)
(2)	Pension assets	20,620	20,726
(3)	Unfunded retirement benefit obligations (1)+(2)	(12,882)	(17,736)
(4)	Unrecognized transitional difference from change in accounting principle	-	-
(5)	Unrecognized actuarial differences	3,887	9,941
(6)	Unrecognized past service liabilities (decrease)	-	(1,527)
(7)	Net carrying amount on consolidated balance sheets (3)+(4)+(5)+(6)	(8,995)	(9,322)
(8)	Prepaid pension expenses	-	-
(9)	Allowance for retirement benefits (7)-(8)	(8,995)	(9,322)

(Note 1) The above table includes the substitutional portion of the employees' welfare pension fund. In conjunction with the amendment of the Welfare Pension Insurance Law in March, 2001, the company recognized past service liabilities (decrease of liabilities) in the previous consolidated fiscal year due to a revision of the employees' welfare pension fund rules to raise the pensionable age with regards to the substitutional portion of the employees' welfare pension fund of Advantest Corporation and its consolidated domestic subsidiaries. The amount was accounted under the one-time transitional difference from change in accounting principle.

(Note 2) In conjunction with the increase in pensionable age under the substitutional portion of the employees' welfare pension fund, Advantest Corporation and its consolidated domestic subsidiaries raised the pensionable age with regards to all benefits under the basic portion of their employees' welfare pension fund effective from April 2002. Unrecognized past service liabilities (decrease of liabilities) are amortized on a straight-line basis over the average remaining service years of 17 years.

3. Details of retirement benefit expenses (In million yens)

	FY2000 (April 1, 2000 through March 31, 2001)	FY2001 (April 1, 2001 through March 31, 2002)
Retirement benefit expenses	878	2,899
(1) Service cost	2,206	2,286
(2) Interest expenses	898	1,002
(3) Expected return on pension assets (deduction)	660	618
(4) Amount recognized as actuarial differences	-	228
(5) Transitional difference from change in accounting principle	(1,565)	-

(Note) In addition to the above retirement benefit expenses, the company paid additional retirement benefits in the amount of ¥1,590 million in FY2001 and such amount was charged to income as operating expenses in FY2001.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

4. Basis for the calculation of retirement benefit liabilities

	FY2000 (as of March 31, 2001)	FY2001 (as of March 31, 2002)
(1) Discount rate (%)	3.0 %	2.5 %
(2) Expected rate of return on pension assets (%)	3.0 %	3.0 %
(3) Allocation of projected retirement benefit liabilities over time	Straight line basis over fixed years on the substitutional portion of the employees' welfare pension fund and lump-sum retirement benefits; wage basis on the basic portion of the employees' welfare pension fund	Straight line basis over fixed years on the substitutional portion of the employees' welfare pension fund and lump-sum retirement benefits; wage basis on the basic portion of the employees' welfare pension fund
(4) Number of years used in accounting for past service liabilities	See (Note 1) to table 2 above	17 years
(5) Number of years used in accounting for actuarial differences	17 years	17 years
(6) Number of years used in accounting for transitional difference from change in accounting principle	Charged to income in the consolidated fiscal year of occurrence	-

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Tax Effect Accounting)

1. Significant items under deferred tax assets and deferred tax liabilities

(In million yens)

	FY2000 (as of March 31, 2001)	FY2001 (as of March 31, 2002)
(1) Current assets		
Deferred tax assets		
Inventory write-down	3,261	9,447
Research and development expenses	2,913	4,817
Allowance for product warranty	1,803	774
Excess in allowance for bonuses	807	447
Unrealized intercompany profits from inventories	1,613	95
Accrued business taxes	2,189	5
Other	424	591
Total deferred tax assets (current)	13,013	16,178
(2) Non-current assets		
Deferred tax assets		
Tax loss carried forward	-	11,509
Excess in allowance for retirement benefits	3,124	3,391
Unrealized intercompany profits from non-current assets	1,125	827
Allowance for officers' retirement benefits	395	450
Other	619	1,514
Total deferred tax assets (non-current)	5,265	17,693
(3) Current liabilities		
Deferred tax liabilities		
Total deferred tax liabilities (current)	47	101
(4) Non-current liabilities		
Deferred tax liabilities		
Depreciation	310	511
Other	1	93
Total deferred tax liabilities (non-current)	311	604
Deferred tax assets		
Total deferred tax assets (non-current)	-	(159)
Net total deferred tax liabilities (non-current)	311	445

2. Significant reasons for the difference between the statutory effective tax rate and corporate tax rate after application of tax effect accounting

(Percentages)

	FY2000 (as of March 31, 2001)	FY2001 (as of March 31, 2002)
Statutory effective tax rate applicable to filing person	41.6	41.6
(Adjustments)		
Difference in tax rate with consolidated overseas subsidiaries	(2.7)	1.1
Special deduction of taxable income	(0.8)	-
Excessive reporting of taxable income due to elimination of unrealized intercompany profits	-	(2.7)
Equity method profit (loss)	-	(0.9)
Other	(0.1)	(1.3)
Corporate tax rate after application of tax effect accounting	38.0	37.8

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Supplemental Information to the FY2001 Earnings Digest

1. Summary of FY2001 Results (April 1, 2001 through March 31, 2002)

(Consolidated) (In billion yens; truncated after the hundred million)

	FY2000	FY2001	Increase (decrease)	Percentage change (%)
Net sales	262.2	95.2	(166.9)	(63.7)
Operating income	72.6	(36.5)	(109.1)	–
Ordinary income	74.3	(36.7)	(111.1)	–
Net income	47.0	(22.9)	(70.0)	–
Total assets	403.7	305.0	(98.6)	(24.4)
Stockholders' equity	269.5	242.8	(26.7)	(9.9)
Net income per share (yen)	473.60	(230.76)	(704.36)	–
Fully diluted net income per share (yen)	472.54	–	–	–
Stockholders' equity per share (yen)	2,711.85	2,441.65	(270.20)	(10.0)
Net interest payment	0.2	0.2	0.0	(15.3)
EBITDA	85.3	(26.0)	(111.4)	–
ROE (%)	18.9	(9.0)	(27.9)	–
ROA (%)	15.0	(7.5)	(22.5)	–

(Unconsolidated) (In billion yens; truncated after the hundred million)

	FY2000	FY2001	Increase (decrease)	Percentage change (%)
Net sales	225.3	72.9	(152.3)	(67.6)
Operating income	47.8	(39.0)	(86.9)	–
Ordinary income	51.1	(35.3)	(86.4)	–
Net income	31.8	(19.2)	(51.0)	–
Total assets	354.3	258.5	(95.8)	(27.0)
Stockholders' equity	230.9	204.0	(26.9)	(11.7)
Net income per share (yen)	319.08	(193.71)	(512.79)	–
Stockholders' equity per share (yen)	2,316.01	2,051.71	(264.30)	(11.4)
Fully diluted net income per share (yen)	318.97	–	–	–
Dividends per share (yen)	50.00	40.00	(10.00)	(20.0)

2. Sales by business and geographic segment (In billion yens; truncated after the hundred million)

		FY2000	FY2001	Increase (decrease)	Percentage change (%)
	Wireless communications	8.2	7.5	(0.7)	(8.9)
	Optical communications	14.6	7.1	(7.5)	(51.3)
	Others	12.0	6.3	(5.7)	(47.3)
Measuring instruments total		35.0	21.0	(13.9)	(39.9)
	SoC	38.4	11.3	(27.1)	(70.5)
	Memory	125.9	40.6	(85.2)	(67.7)
	Handlers and device interfaces	49.1	16.7	(32.3)	(65.9)
	Others	13.6	5.3	(8.2)	(60.5)
Semiconductor test systems total		227.2	74.2	(152.9)	(67.3)
Total net sales		262.2	95.2	(166.9)	(63.7)

(Geographic breakdown)

Domestic total		76.3	37.7	(38.5)	(50.5)
	America	40.1	19.1	(20.9)	(52.3)
	Europe	13.9	8.2	(5.6)	(40.6)
	Asia	131.8	30.0	(101.7)	(77.2)
Overseas total		185.9	57.4	(128.4)	(69.1)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

3. Volume of orders by business segment (In billion yens; truncated after the hundred million)

		FY2000	FY2001	Increase (decrease)	Percentage change (%)
	Measuring instruments	38.4	16.4	(22.0)	(57.3)
	Automatic test systems	223.9	49.0	(174.9)	(78.1)
Total orders		262.4	65.4	(197.0)	(75.1)

4. Orders backlog by business segment (In billion yens; truncated after the hundred million)

		FY2000	FY2001	Increase (decrease)	Percentage change (%)
	Measuring instruments	6.5	2.0	(4.5)	(69.7)
	Automatic test systems	36.1	11.0	(25.1)	(69.6)
Total orders backlog		42.7	13.0	(29.7)	(69.6)

5. Volume of production by business segment (In billion yens; truncated after the hundred million)

		FY2000	FY2001	Increase (decrease)	Percentage change (%)
	Measuring instruments	38.6	21.2	(17.4)	(45.2)
	Automatic test systems	224.8	53.7	(171.0)	(76.1)
Total production		263.5	74.9	(188.5)	(71.6)

6. Cash flows (In billion yens; truncated after the hundred million)

		FY2000	FY2001	Increase (decrease)	Percentage change (%)
	Operating activities	29.1	8.5	(20.6)	(70.6)
	Investing activities	(16.3)	(18.5)	(2.2)	—
	(Free cash flows)	12.8	(10.0)	(22.8)	—
	Financing activities	(9.6)	(9.0)	0.6	—
Total cash flows		3.2	(19.0)	(22.2)	—
Cash and cash equivalents at end of period		123.5	105.9	(17.6)	(14.3)

7. Outstanding interest-bearing liabilities (In billion yens; truncated after the hundred million)

		FY2000	FY2001	Increase (decrease)	Percentage change (%)
	Bonds and warrant bonds	31.0	26.7	(4.3)	(13.9)
	Long-term loans	0.2	0.1	0.0	(20.2)
Total interest-bearing liabilities		31.2	26.8	(4.3)	(13.9)

8. Capital expenditures depreciation and amortization and research and development expenses

(In billion yens; truncated after the hundred million)

	FY2000	FY2001	Increase (decrease)	Percentage change (%)
Capital expenditures	16.1	14.4	(1.7)	(10.7)
Depreciation and amortization	9.6	10.9	1.2	13.5
Research and development expense	28.5	26.7	(1.8)	(6.5)

9. Number of employees (Advantest Corporation and consolidated subsidiaries) (Persons)

		FY2000	FY2001	Increase (decrease)	Percentage change (%)
Unconsolidated		1,791	1,848	57	3.2
	Domestic affiliates	2,137	1,594	(543)	(25.4)
	Overseas affiliates	894	815	(79)	(8.8)
Affiliates total		3,031	2,409	(622)	(20.5)
Consolidated total		4,822	4,257	(565)	(11.7)
(Excluding: temporary employees)		542	252	(290)	

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

FY2001 Selected Unconsolidated Financial Data
(Year ended March 31, 2002)

April 25, 2002

Company name	: **Advantest Corporation** (URL http://www.advantest.co.jp/e/ir/index.html)
Stock exchanges on which shares are listed	: Tokyo Stock Exchange
Stock code number	: 6857
Location of principal office	: Tokyo Prefecture
Contact person	: Hitoshi Owada, Managing Director and Senior Vice President, Administration and Finance Division (03) 3342-7500
Date of board meeting for approving financial results	: April 25, 2002
Payment of interim dividend	: Yes
Date of general shareholders meeting	: June 27, 2002
Adoption of the unit share (*tangenkabu*) system	: Yes (each unit comprises 100 shares)

1. Results of FY2001 (April 1, 2001 through March 31, 2002)

(1) Financial Results

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
FY2001	**72,928**	**(67.6)**	**(39,098)**	**-**	**(35,310)**	**-**
FY2000	225,309	58.4	47,802	102.7	51,177	96.5

	Net income		Net income per share (basic)	Net income per share (diluted)	Return on equity	Ratio of ordinary income to total assets	Ratio of ordinary income to net sales
	Million yen	%	Yen	Yen	%	%	%
FY2001	**(19,265)**	**-**	**(193.71)**	**-**	**(8.9)**	**(11.5)**	**(48.4)**
FY2000	31,820	120.6	319.08	318.97	14.7	15.7	22.7

Note 1: Average number of shares was 99,453,203 shares in FY2001 and 99,728,024 shares in FY2000.
Note 2: Certain changes in accounting policies were adopted in these periods.
Note 3: The percentages shown for net sales, operating income, ordinary income and net income are changes from the year earlier.

(2) Dividends

	Annual dividend per share			Total dividends paid	Payout ratio	Dividend on equity
		interim	yearend			
	Yen	Yen	Yen	Million yen	%	%
FY2001	**40.00**	**25.00**	**15.00**	**3,978**	**-**	**1.9**
FY2000	50.00	25.00	25.00	4,970	15.6	2.2

Note: In FY2001, nil was paid as memorial dividend and nil as special dividend.

(3) Financial Position

	Total assets	Stockholders' equity	Stockholders' equity ratio	Stockholders' equity per share
	Million yen	Million yen	%	Yen
FY2001	258,544	204,058	78.9	2,051.71
FY2000	354,357	230,988	65.2	2,316.01

Note 1: Number of shares at end of year was 99,457,731 shares in FY2001 and 99,735,569 shares in FY2000.
Note 2: Number of shares held as treasury stock at end of year was 325,654 shares in FY2001 and 324,095 shares in FY2000.

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Result Forecasts for FY2002 (April 1, 2002 through March 31, 2003)

	Net sales	Operating income	Net income	Annual dividend per share		
				Interim	Yearend	
	Million yen	Million yen	Million yen	Yen	Yen	Yen
FY2002 Interim	**38,000**	**(7,500)**	**(4,500)**	**20.00**	**—**	**—**
FY2002	**92,000**	**(5,500)**	**(3,300)**	**—**	**20.00**	**40.00**

(Reference) Net income per share for the fiscal year: -¥33.18

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Balance Sheets (In million yens)

	FY2000 (As of March 31, 2001)			FY2001 (As of March 31, 2002)		
	Amount		Percentage	Amount		Percentage
(Assets)			%			%
I Current assets						
1. Cash and deposits		96,274			80,198	
2. Trade notes receivable		8,673			1,251	
3. Accounts receivable		80,009			18,936	
4. Finished goods		8,843			6,510	
5. Raw materials		13,009			6,276	
6. Work in progress		28,670			24,205	
7. Supplies		364			143	
8. Short-term loans receivable		8,561			11,630	
9. Other receivables		17,552			2,569	
10. Treasury stock		1			-	
11. Deferred tax assets		9,756			14,670	
12. Other		3,282			687	
Less: allowance for doubtful accounts		(436)			-	
Total current assets		274,563	77.5		167,079	64.6
II Noncurrent assets						
(1) Property, plant and equipment						
1. Buildings	36,868			42,090		
Accumulated depreciation	20,735	16,133		22,579	19,511	
2. Structures	3,473			4,020		
Accumulated depreciation	2,418	1,055		2,602	1,418	
3. Machinery and equipment	16,479			16,410		
Accumulated depreciation	11,977	4,501		12,459	3,951	
4. Vehicles and delivery equipment	2			2		
Accumulated depreciation	1	0		1	0	
5. Tools and furniture	14,982			15,708		
Accumulated depreciation	11,284	3,697		12,199	3,509	
6. Land		17,423			17,916	
7. Construction in progress		3,783			1,490	
Total property, plant and equipment		46,594	13.1		47,797	18.5

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	FY2000 (As of March 31, 2001)			FY2001 (As of March 31, 2002)		
	Amount		Percentage	Amount		Percentage
(2) Intangible fixed assets						
1. Goodwill		800			644	
2. Patent rights		690			560	
3. Leasehold rights		173			173	
4. Telephone rights		39			39	
5. Utility rights		13			13	
6. Software		4,093			4,515	
Total intangible fixed assets		5,811	1.6		5,946	2.3
(3) Investments and other assets						
1. Investment securities		5,029			4,896	
2. Investments in associated companies		14,296			15,732	
3. Long-term loans receivable		81			70	
4. Long-term loans receivable from associated companies		50			-	
5. Long-term prepaid expenses		35			47	
6. Treasury stock		2,420			-	
7. Deferred tax assets		3,392			14,845	
8. Other		2,082			2,129	
Total investments and other assets		27,387	7.8		37,721	14.6
Total noncurrent assets		79,793	22.5		91,464	35.4
Total assets		354,357	100.0		258,544	100.0
(Liabilities)						
I Current liabilities						
1. Trade accounts payable		43,358			3,996	
2. Current installments of bonds		4,300			-	
3. Other accounts payable		3,854			3,618	
4. Income tax payable		21,595			13	
5. Accrued expenses		9,576			7,272	
6. Advances received		409			247	
7. Deposits received		132			133	
8. Allowance for product warranty		3,658			1,983	
9. Other		701			552	
Total current liabilities		87,586	24.7		17,817	6.9

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	FY2000 (As of March 31, 2001)			FY2001 (As of March 31, 2002)		
	Amount		Percentage	Amount		Percentage
II Noncurrent liabilities						
1. Bonds		26,700			26,700	
2. Long-term borrowings		211			168	
3. Allowance for retirement benefits		6,982			7,778	
4. Allowance for officer's retirement benefits		951			1,083	
5. Other		936			938	
Total noncurrent liabilities		35,781	10.1		36,668	14.2
Total liabilities		123,368	34.8		54,485	21.1
(Stockholders' equity)						
I Common stock		32,206	9.1		32,362	12.5
II Additional paid-in capital		32,801	9.2		32,973	12.7
III Legal reserve		2,803	0.8		3,083	1.2
IV Other retained earnings						
1. Voluntary reserve						
(1) Reserve for losses in foreign investments	22,062			27,062		
(2) General reserve	104,380	126,442		124,380	151,442	
2. Unappropriated retained earnings at end of period		36,389			(13,412)	
Total other retained earnings		162,831	46.0		138,029	53.4
V Net unrealized holding gains on other securities		346	0.1		44	0.0
		230,988	65.2		206,493	79.8
VI Treasury stock		-	-		(2,434)	(0.9)
Total stockholders' equity		230,988	65.2		204,058	78.9
Total liabilities and stockholders' equity		354,357	100.0		258,544	100.0

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Statements of Income

(In million yens)

	FY2000 [April 1, 2000 through March 31, 2001]			FY2001 [April 1, 2001 through March 31, 2002]		
	Amount		Percentage	Amount		Percentage
			%			%
I Net sales						
1. Net product sales	225,309	225,309	100.0	72,928	72,928	100.0
II Cost of sales						
1. Inventory of finished goods at beginning of year	7,395			8,843		
2. Cost of manufactured goods	128,629			63,711		
Total	136,025			72,555		
3. Transfers to other accounts	1,916			607		
4. Inventory of finished goods at end of year	8,843			6,510		
Balance of cost of sales	125,265	125,265	55.6	65,437	65,437	89.7
Gross profit		100,044	44.4		7,491	10.3
III Selling, general and administrative expenses		52,241	23.2		46,590	63.9
Operating income		47,802	21.2		(39,098)	(53.6)
IV Non-operating income						
1. Interest income	331			222		
2. Dividends income	2,110			4,172		
3. Lease income	2,704			2,753		
4. Miscellaneous income	1,587	6,734	3.0	1,101	8,250	11.3
V Non-operating expenses						
1. Interest expenses	44			36		
2. Bond interests	563			445		
3. Expenses for bond issue	27			-		
4. Expenses related to leased equipment	2,066			2,676		
5. Miscellaneous expenses	657	3,359	1.5	1,303	4,462	6.1
Ordinary income		51,177	22.7		(35,310)	(48.4)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	FY2000 [April 1, 2000 through March 31, 2001]			FY2001 [April 1, 2001 through March 31, 2002]		
	Amount		Percentage	Amount		Percentage
			%			%
VI Extraordinary gains						
Transitional gains from change of accounting for retirement benefits	1,283	1,283	0.6	-	-	-
Income before income taxes		52,460	23.3		(35,310)	(48.4)
Income taxes	26,185			106		
Income taxes - deferred	(5,544)	20,640	9.2	(16,151)	(16,045)	(22.0)
Net income		31,820	14.1		(19,265)	(26.4)
Retained earnings brought forward		7,302			8,339	
Interim dividend		2,485			2,486	
Transfer to legal reserve for interim dividends		248			-	
Unappropriated retained earnings		36,389			(13,412)	

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Statement of Retained Earnings (In million yens)

	FY2000 [April 1, 2000 through March 31, 2001]		FY2001 [April 1, 2001 through March 31, 2002]	
Item	Amount		Amount	
I Unappropriated deficit				13,412
Unappropriated retained earnings		36,389		
II Reversal of voluntary reserve				
Reversal of general reserve	-	-	17,500	17,500
Total		36,389		4,087
III Appropriation of earnings				
1. Legal reserve	280		-	
2. Dividends	2,485		1,491	
3. Bonuses to directors	270		-	
4. Bonuses to corporate auditors	15		-	
5. Allowance for overseas investment losses	5,000		-	
6. General reserve	20,000	28,050	-	1,491
IV Unappropriated earnings at end of year		8,339		2,595

(Important Accounting Policies)

Changes in accounting policies:

Allowance for doubtful accounts:

To prepare for credit losses on accounts receivables and loans, etc., allowances equal to the estimated amount of uncollectible receivables is provided for general receivables based on historical write-off ratio, and for bad receivables based on case-by-case determination of collectibility.

(Change in accounting policy)

Allowance for doubtful accounts for general receivables was determined in the past using percentages set by the company. After reviewing the status of the company's transactions, the company believes that the risk of credit losses for this category of receivables is low. It has therefore adopted the use of historical write-off ratio for the determination of the amount of allowance for doubtful accounts to be provided.

The impact of this change on the consolidated financial statements and segment information is insignificant.

There was no other change in accounting policies besides the above on doubtful accounts.

(Additional Information)

Treasury stock:

Pursuant to the amendment of the "Regulations concerning Terminology, Form and Method of Preparation of Financial Statements, etc." treasury stock is presented under stockholders' equity as a line item for deduction effective from FY2001. Treasury stock was previously included under current assets and non-current assets.

(Notes to Financial Statements)

Balance sheets:

Trade notes maturing on the last day of fiscal year:

The settlement of trade notes maturing on the last day of fiscal year is accounted on the clearance day. As the last day of this fiscal year falls on a bank holiday, trade notes maturing on the last day of this fiscal year, which were in the following amount, were included in trade notes outstanding at the end of this fiscal year.

Trade notes receivable ¥30 million